September 24, 2024

Bret Richter
Chief Financial Officer
Ziff Davis, Inc.
114 5th Avenue
New York, NY 10011

        Re: Ziff Davis, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 000-25965
Dear Bret Richter:

       We have reviewed your August 14, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 23, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 18. Segment Information, page 107

1.     We note your response to prior comment 6. Please explain management   s
reasons for
       structuring your organization into 9 operating segments.
2. Please address the following as it relates to qualitative factors considered in your determination to aggregate seven of your operating segments into the Digital Media reportable segment:
           You state that your operating segments have a mix of advertising and performance marketing revenue as well as subscription and license revenue. Provide a breakdown of these two revenue streams for each operating segment for each period presented and tell us how you considered the revenue composition in your aggregation analysis.
           Please also quantify the amount of revenue recognized on a net basis as compared to gross basis by operating segment and tell us how you considered such differences in your analysis.
 September 24, 2024
Page 2

             Explain how, regardless of monetization method, you determined that the nature of a subscription or licensing pricing model is similar to an impression-based advertising pricing model. In your response, provide further details about the type of subscriptions and licenses you offer and provide a breakdown of such revenue by operating segment for each period presented.
             Describe for us the bundles that are sold to visitors to the Gaming & Entertainment
           operating segment   s website and provide the amount of revenue
earned from these
           arrangements for each period presented.
             You indicate in your response that your customers include individual consumers, businesses ranging from small to enterprise organizations, IT vendors, online merchants, healthcare professionals and hospitals, and that there may be elements of different customer classes in the operating segments. Please describe these differences between the operating segments in further detail and explain how you concluded the type or class of customers was similar for each of your operating segments. In your response, provide us with a breakdown of revenue by customer type or class for each operating segment, including the industries in which the customer may operate as referenced in your response. To the extent revenue for any of the operating segments are concentrated in a particular type or class of customers, tell us the reason for such concentration and how that factored into your aggregation analysis.
             You state that the labor forces for each of the Digital Media operating segments are a mix of full-time employees and freelancers who generate content in order to drive traffic to websites and are often interchangeable among the operating segments.
           However, you indicate that each of the operating segments have editorial organizations that create content bespoke to the various verticals in which you operate that can be in the form of data gathered from internet traffic and sold. You also indicate you leverage original, curated, and licensed content and data; research;
           editorial; and applications to drive traffic, and that the value provided to the customer is in the form of specific content, information, or data curated for each vertical, as well as data obtained by the website or app traffic. Please describe in greater detail how the original and bespoke content and data used to drive traffic to each of your websites, and the processes to produce it, is similar across your operating segments, and how the labor forces are interchangeable. For example, describe the employees and processes for developing content for healthcare professionals to stay abreast of clinical, regulatory, and other developments in your Professional segment, and the employees and processes for developing video game and entertainment content for the Gaming & Entertainment segment, and explain in detail how they are similar and different.
             We note the Connectivity operating segment includes Ookla (the aggregation of data and related content for telecom, cable, and mobile carriers) and Ekahau (software sales and services used to generate data used to assess the performance of wi-fi signal strength data). Explain further how these services are similar to other aggregated operating segments in which you earn revenue by generating traffic to your websites, apps, or third-party platforms in order to monetize such traffic. September 24, 2024
Page 3
3. Please address the following as it relates to qualitative factors considered in your determination to aggregate two of your operating segments into the Cybersecurity and
       Martech reportable segment:
           Describe in further detail the similarities and differences in the nature of the services offered by each of Cybersecurity and Martech. In this regard, Cybersecurity appears to offer endpoint and email security, security awareness training, secure backup and file sharing, and virtual private network solutions, whereas Martech appears to offer marketing, search engine optimization, and voice and text communication services.
           Provide us with a breakdown of revenue by customer type or class (e.g., SMBs, individuals and sole proprietorship) for each operating segment, including the industries in which the customer may operate as referenced in your response. To the extent revenue for any of the operating segments are concentrated in a particular type or class of customers, tell us the percentage of such revenue, the reason for such concentration, and how that factored into your aggregation analysis. Clarify the pricing mechanism used for each individual segment
(e.g., pricing based
           on user-count versus pricing based on usage levels). To the extent subscriptions for an operating segment is more concentrated in one pricing mechanism, tell us how that factored into your analysis.
4. Please address the following as it relates to your assessment of similar economic characteristics in your aggregation analyses:
           You disclose that segment performance is evaluated based on revenue and profit or loss from operations. Please provide us with historical and forecasted revenues and profit or loss from operations by year, as well as your analysis of trends in revenue and in profit or loss from operations for each operating segment, and your analysis of similarities and dissimilarities in such trends in your assessment of economic similarity of the aggregated operating segments.
           We note you prepared your analysis using certain periods. Provide us with this historical and forecasted information for the individual years included in the periods you chose for your analysis for each operating segment and tell us how you considered any trends, variances, or dissimilarities within each period in your analysis.
           Tell us why your analysis only considers relative percentage differences that exceed a certain percentage of average reportable segment margins in assessing economic similarities. Also, tell us how you factored in the range of differences in the actual margins between the aggregated operating segments in your analysis.
5. Please also address the following as it relates to your assessment of similar economic characteristics in aggregating seven of your operating segments into the Digital Media reportable segment:
           You attribute certain discrete factors as impacting gross margin and adjusted
           EBITDA margin of certain operating segments when compared with Digital Media overall margins, such as content licensing costs in one brand within your Gaming
           & Entertainment operating segment, products and services leveraging the same data set and collection methodologies at your Connectivity operating segment, and the volume in one brand within your Professional operating segment. Tell us whether these factors, and any other factors impacting revenue, gross margin, adjusted
 September 24, 2024
Page 4

           EBITDA, and profit or loss from operations between operating segments, are unique to each of the impacted operating segments, and explain in detail why they are not indicators of dissimilar economic characteristics. As part of your response, tell us the amount of revenue and costs related to the brands referenced above within the
           Gaming & Entertainment and Professional operating segments in relation to the total operating segment for each period presented.
             Describe further how you considered forecasted information in your analysis. To the extent you believe forecasted information results in further alignment to Digital
           Media   s total margins, explain further how you reached such
conclusions. Also,
           clarify how you considered this information together with historical data.

Form 10-Q for the Quarter Ended June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Three and Six Months Ended June 30, 2024 Digital Media and Cybersecurity and Martech Results, page 40

6. We note the proposed revised disclosures provided in your response to comment 3 where you included a quantitative discussion of the various factors, including offsetting factors, that impacted segment revenue. However, in the June 30, 2024 Form 10-Q, you attribute the decrease in advertising and performance marketing revenue to lower revenue of $6.5 million within the health and wellness and technology businesses, partially offset by an increase in revenue in the gaming and entertainment business without quantifying the decrease attributable to each of the health and wellness and technoloy businesses or the offsetting increase in the gaming and entertainment business. Please ensure that you will provide such quantification, when applicable, in your future filings. Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at
202-551-3499 if
you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Jeremy Rossen